SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of March, 2008

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


EUROPEAN COURT HEARS RYANAIR'S APPEAL AGAINST COMMISSION'S CHARLEROI DECISION

Ryanair, Europe's favourite airline, today (Wednesday, 12th March 2008) confirmed that the European Court of First Instance (CFI) had heard its appeal against the EU Commission's anti competitive decision in the Charleroi case in 2004. The Commission ignored 30 years of Market Economy Investor Principal precedent cases and changed its own (MEIP) rules in the Charleroi case in order to find against Ryanair. The Commission failed to apply the accepted MEIP test, which obliges it to allow state owned companies to compete on a level playing field with similar privately owned companies.

The Commission ignored all of the evidence provided by Ryanair and industry experts like Infratil and TBI, which proved that the agreement between Ryanair and Charleroi Airport was the result of a competitive tender and did not involve state aid.

Commenting today following the hearing at the CFI, Ryanair's Head of Regulatory Affairs, Jim Callaghan, said:

"Ryanair is happy to have finally forced the European Commission into court. We are confident that the CFI will overturn what is a patently wrong and anti-competitive decision. The case evidence clearly shows that the Commission went to extreme lengths to invent a finding of state aid in this case and to use it as a precedent to regulate all publicly owned airports.

At the hearing in Luxembourg, Ryanair raised the following grounds:

   -The Commission failed to apply the Market Economy Investor Principle
    (MEIP), which is the test for proving that a public company was acting in the same way as a private investor would have in the same circumstances.

   -The Commission ignored evidence that the Charleroi agreement resulted from Ryanair's negotiations with several other lower cost airports.

   -The Commission ignored the fact that Ryanair's cost base at Charleroi was specifically offered to other airlines willing to make the same investment in the airport that Ryanair did.

   -The Commission ignored the fact that Ryanair demonstrated that it had lower costs at several other privately owned airports.

   -The Commission ignored the huge growth in traffic, profits and value of Charleroi airport as a result of Ryanair's investment in the airport (roughly EUR200 million).

   -The Commission ignored the fact that other airlines, commercial retailers and airport investors have come to Brussels Charleroi Airport as a result of the successful partnership between Ryanair and the airport.

The Commission's decision was therefore seriously wrong and legally untenable. We look forward to a positive decision of the CFI and are confident that the successful partnership between low fares airlines and regional airports will be vindicated and the anti competitive actions of the European commission overturned".

ENDS.                                     Wednesday, 12th March 2008


For reference:

Peter Sherrard - Ryanair

Tel: +353 1 8121228

Pauline McAlester/ Robert Marshall - Murray Consultants
Tel: +353 1 4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  12 March, 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director